UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

26 Harokmim Street
Holon 5885849, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Compugen Ltd.

On May 13, 2021, Compugen Ltd. (the “Company”) issued a press release reporting the Company’s first quarter 2021 results, a copy of which is furnished as Exhibit 99.1 to this Report on Form 6-K.

The information contained in the first, fourth, fifth, sixth, seventh, eighth and ninth paragraphs, the tables with the financial information and the section titled “Forward-Looking Statement” in the Press Release attached as Exhibit 99.1 is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-240183.

Exhibits

Exhibit Number	Description of Exhibit
99.1	Press Release Dated May 13, 2021 - “Compugen Reports First Quarter 2021 Results.”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: May 13, 2021	By:	/s/ Eran Ben Dor
Eran Ben Dor General Counsel